Exhibit 2.3

SECOND SUPPLEMENTAL INDENTURE

dated as of April 23, 2021

among

GEOPARK LIMITED

as Issuer

GEOPARK CHILE SpA and
GEOPARK COLOMBIA S.L.U.,
the Guarantors party hereto

THE BANK OF NEW YORK MELLON

as Trustee, Registrar, Transfer Agent and Paying Agent

_____________________________

6.500% Senior Secured Notes due 2024

THIS SECOND SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), entered into as of April 23, 2021, among GeoPark Limited (the “Issuer”), an exempted company incorporated under the laws of Bermuda, The Bank of New York Mellon, as Trustee, Registrar, Paying Agent and Transfer Agent (the “Trustee”) and GeoPark Chile SpA and GeoPark Colombia S.L.U., as Guarantors (each a “Guaranteeing Subsidiary”).

RECITALS

WHEREAS, the Issuer, the Collateral Agent and the Trustee entered into an Indenture, dated as of September 21, 2017 (the “Base Indenture”), relating to the Issuer’s 6.500% Senior Secured Notes due 2024 (the “Notes”) and a supplemental indenture thereto, dated as of January 28, 2019 (the “First Supplemental Indenture,” and together with the Base Indenture, the “Indenture”);

WHEREAS, Section 9.02 of the Base Indenture provides, with exceptions not here applicable, that the Company and the Trustee may amend or supplement the Indenture with the consent of the Holders of a majority in aggregate principal amount of the outstanding Notes;

WHEREAS, pursuant to a solicitation of consents by the Issuer as set forth in the Offer to Purchase and Consent Solicitation Statement dated April 6, 2021 relating to the Notes (the “Statement”), the Holders of a majority in aggregate principal amount of the outstanding Notes have consented to the execution and delivery of this Supplemental Indenture, and the execution and delivery of this Supplemental Indenture is permitted by Section 9.02 of the Base Indenture;

WHEREAS, all things necessary to make this Supplemental Indenture legal, valid and binding obligation of the Company and the Guaranteeing Subsidiaries according to its terms have been done; and

WHEREAS, the Issuer hereby requests that the Trustee join with the Issuer and each Guaranteeing Subsidiary in the execution of this Supplemental Indenture and the Issuer has provided the Trustee with a Board Resolution authorizing the execution of and approving this Supplemental Indenture;

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and intending to be legally bound, the parties to this Supplemental Indenture hereby agree as follows:

Relation to Indenture; Definitions

Relation to Indenture. This Supplemental Indenture constitutes an integral part of the Indenture.

Definitions. For all purposes of this Supplemental Indenture, capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Indenture.

General References. Unless otherwise specified or unless the context otherwise requires, (i) all references in this Supplemental Indenture to Articles and Sections refer to the corresponding Articles and Sections of this Supplemental Indenture and (ii) the terms “herein”, “hereof”, “hereunder” and any other word of similar import refer to this Supplemental Indenture.

Amendments

Effectiveness of Amendments. With respect to the Notes, Articles One, Three, Four and Six of the Indenture are hereby amended as set forth below in this Article 2. The amendments to the Indenture effected pursuant to this Article Two shall not become operative with respect to the Indenture and the Notes issued thereunder until the Trustee receives an Officers’ Certificate to the effect that payment of the applicable Consent Payment (as defined in the Statement) has been made with respect to each Note for which a Consent Payment is payable.

Definitions. Section 1.01 of the Base Indenture is hereby amended by inserting or restating, as the case may be, each of the following defined terms in its appropriate alphabetical position:

“Asset Sale” means any sale, lease, transfer or other disposition (including a Sale and Leaseback Transaction) of any assets by the Issuer or any Restricted Subsidiary, including by means of a merger, consolidation or similar transaction and including any sale or issuance of the Equity Interests of any Restricted Subsidiary (each of the above referred to as a “disposition”), provided that the following are not included in the definition of “Asset Sale”:

(1)a disposition to the Issuer or a Restricted Subsidiary, including the sale or issuance by the Issuer or any Restricted Subsidiary of any Equity Interests of any Restricted Subsidiary to the Issuer or any Restricted Subsidiary;

(2)the disposition by the Issuer or any Restricted Subsidiary in the ordinary course of business of (a) cash and cash management investments, (b) inventory and other assets acquired and held for resale in the ordinary course of business, (c) damaged, worn out or obsolete assets, (d) rights granted to others pursuant to leases or licenses, or (e) any property, rights or assets upon expiration in accordance with the terms of any concession;

(3)the sale or discount of accounts receivable arising in the ordinary course of business in connection with the compromise or collection thereof;

(4)a transaction covered by Article 5 or any disposition that constitutes a Change of Control;

(5)a Restricted Payment permitted under Section 4.08 or a Permitted Investment;

(6)the issuance of Disqualified or Preferred Stock pursuant to Section 4.07;

(7) the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims;

(8) the licensing or sub-licensing of intellectual property or other general intangibles in the ordinary course of business;

(9)the farm-out pursuant to a Farm-Out Agreement, lease or sub-lease of developed or undeveloped crude oil or natural gas properties owned or held by the Issuer or any Restricted Subsidiary in exchange for crude oil and natural gas properties owned or held by another Person;

(10)any Production Payments and Reserve Sales; provided that all such Production Payments and Reserve Sales (other than incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists and other providers of technical services) will have been created, incurred, issued, assumed or Guaranteed in connection with the financing of, and within 60 days after the acquisition of, the oil and gas properties that are subject thereto;

(11)the sale or other disposition (regardless of whether in the ordinary course of business) of oil and gas properties; provided that, at the time of such sale or other disposition, such properties do not have attributed to them any proved or possible reserves; and

(12)any disposition in a transaction or series of related transactions of assets with a fair market value of less than US$20.0 million (or the equivalent in other currencies).

“Measurement Date” means January 17, 2020, the issue date of Issuer’s 5.500% Senior Notes due 2027.

“Permitted Liens” means:

(1)Liens existing on the Issue Date;

(2)Liens securing the Notes or any Note Guaranty;

(3)Liens securing Obligations under or with respect to Credit Facilities of the Issuer or any Guarantor or any Debt of a Restricted Subsidiary that is not a Guarantor, in the aggregate not to exceed the amount of Debt permitted under Section 4.07(b)(i);

(4)pledges or deposits under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts or leases, or to secure public or statutory obligations, surety bonds, customs duties and the like, or for the payment of rent, in each case incurred in the ordinary course of business and not securing Debt;

(5)Liens imposed by law, such as carriers’, vendors’, warehousemen’s and mechanics’ liens, in each case for sums not yet due or being contested in good faith and by appropriate proceedings;

(6)Liens in respect of taxes and other governmental assessments and charges which are not yet due or which are being contested in good faith and by appropriate proceedings;

(7)Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the proceeds thereof;

(8)survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property, not interfering in any material respect with the conduct of the business of the Issuer and the Restricted Subsidiaries;

(9)licenses or leases or subleases as licensor, lessor or sublessor of any of its property, including intellectual property, in the ordinary course of business;

(10)customary Liens in favor of trustees and escrow agents, and netting and setoff rights, banker’s liens and the like in favor of financial institutions and counterparties to financial obligations and instruments, including Hedging Agreements;

(11)Liens on assets pursuant to merger agreements, stock or asset purchase agreements and similar agreements in respect of the disposition of such assets;

(12)options, put and call arrangements, rights of first refusal and similar rights relating to Investments in joint ventures, partnerships and the like;

(13)judgment liens, and Liens securing appeal bonds or letters of credit issued in support of or in lieu of appeal bonds, so long as no Event of Default then exists as a result thereof;

(14)Liens (including the interest of a lessor under a Capital Lease) on property that secure Debt Incurred under Section 4.07(a) or Section 4.07(b)(vii) or Section 4.07(b)(ix), in each case, for the purpose of financing all or any part of the purchase price or cost of construction or improvement of such property (including, for the avoidance of doubt, Equity Interests, improvements, improvements on property consisting of undeveloped land) and which attach within 180 days after the date of such acquisition, purchase or the completion of construction or improvement;

(15)Liens on property of a Person at the time such Person becomes a Restricted Subsidiary, provided such Liens were not created in contemplation thereof and do not extend to any other property of the Issuer or any Restricted Subsidiary;

(16)Liens on property at the time the Issuer or any of the Restricted Subsidiaries acquires such property, including any acquisition by means of a merger or consolidation with or into the Issuer or a Restricted Subsidiary of such Person, provided such Liens were not created in contemplation thereof and do not extend to any other property of the Issuer or any Restricted Subsidiary;

(17)Liens securing Debt or other obligations of the Issuer or a Restricted Subsidiary to the Issuer, or a Restricted Subsidiary;

(18)Liens securing Hedging Agreements that are incurred in the ordinary course of business and not for speculation;

(19)any pledge of the Capital Stock of an Unrestricted Subsidiary to secure Debt of such Unrestricted Subsidiary, to the extent such pledge constitutes an Investment permitted under Section 4.08;

(20)extensions, renewals or replacements of any Liens referred to in paragraphs (1), (2), (14) or (15) in connection with the refinancing of the obligations secured thereby, provided that such Lien does not extend to any other property and, except as contemplated by the definition of Permitted Refinancing Debt, the amount secured by such Lien is not increased;

(21)Liens in respect of Production Payments and Reserve Sales;

(22)Liens on pipelines and pipeline facilities that arise by operation of law;

(23)Liens arising under joint venture agreements, partnership agreements, oil and gas leases or subleases, assignments, purchase and sale agreements, division orders, contracts for the sale, purchasing, processing, transportation or exchange of oil or natural gas, unitization and pooling declarations and agreements, development agreements, area of mutual interest agreements, licenses, sublicenses, net profits interests, participation agreements, Farm-Out Agreements, Farm-In Agreements, carried working interest, joint operating, unitization, royalty, sales and similar agreements relating to the exploration or development of, or production from, oil and gas properties entered into in the ordinary course of business in a Permitted Business;

(24)Liens reserved in oil and gas mineral leases for bonus, royalty or rental payments and for compliance with the terms of such leases;

(25)Liens on, or related to, properties or assets to secure all or part of the costs incurred in the ordinary course of a Permitted Business for exploration, drilling, development, production, processing, transportation, marketing, storing, abandonment or operation; and

(26)other Liens securing obligations in an aggregate amount not exceeding the greater of (x) US$120.0 million (or the equivalent in other currencies) or (y) 12.0% of Consolidated Tangible Assets.

“Starter Amount” means U.S.$40.0 million.

Method and Effect of Redemption. Section 3.05(a) of the Base Indenture is hereby replaced in its entirety with the following:

(a) Notice of any redemption will be mailed by first-class mail, postage prepaid, at least 15 days before the redemption date to the Trustee (unless a shorter notice shall be agreed to in writing by the Trustee) and at least 10 but not more than 60 days before the redemption date to Holders of Notes to be redeemed at their respective registered addresses. For so long as the Notes are listed on the Singapore Stock Exchange and the rules of the exchange require, the Issuer will cause notices of redemption to also be published as described in Section 12.02.

Limitation on Debt and Disqualified or Preferred Stock. Sections 4.07(a) and 4.07(b) of the Base Indenture are hereby replaced in their entirety with the following:

(a) The Issuer:

(i) will not, and will not permit any of the Restricted Subsidiaries to, Incur any Debt; and

(ii) will not, and will not permit any Restricted Subsidiary to, Incur any Disqualified Stock, and will not permit any Restricted Subsidiary that is not a Guarantor to Incur any Preferred Stock (other than Disqualified or Preferred Stock of Restricted Subsidiaries held by the Issuer or a Restricted Subsidiary, so long as it is so held);

provided that the Issuer or any Guarantor may Incur Debt or Disqualified Stock and any Guarantor may Incur Preferred Stock if, on the date of the Incurrence, after giving effect to the Incurrence and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio is not less than 2.50 to 1.00 and (ii) the Net Leverage Ratio is not greater than 3.25 to 1.00

(b) Notwithstanding the foregoing, the Issuer and, to the extent provided below, any Restricted Subsidiary may Incur the following (“Permitted Debt”):

(i) Debt of the Issuer or any Guarantor pursuant to Credit Facilities; provided that the aggregate principal amount at any time outstanding does not exceed the greater of (x) US$125.0 million (or the equivalent in other currencies) or (y) 12.0% of Consolidated Tangible Assets;

(ii) Debt of the Issuer or any Restricted Subsidiary to the Issuer or any Restricted Subsidiary so long as such Debt continues to be owed to the Issuer or a Restricted Subsidiary and which, if the obligor is the Issuer or a Restricted Subsidiary is subordinated in right of payment to the Notes;

(iii) the incurrence of (A) Debt of the Issuer pursuant to the Notes (other than Additional Notes) and (B) Debt of any Guarantor pursuant to a Note Guaranty;

(iv) Debt (“Permitted Refinancing Debt”) constituting an extension or renewal of, replacement of, or substitution for, or issued in exchange for, or the net proceeds of which are used to repay, redeem, repurchase, refinance or refund, including by way of defeasance, (all of the above, for purposes of this paragraph, “refinance”) then outstanding Debt in an amount not to exceed the principal amount of the Debt so refinanced, plus premiums, fees and expenses; provided that

(A) in case the Debt to be refinanced is Subordinated Debt, the new Debt, by its terms or by the terms of any agreement or instrument pursuant to which it is outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Debt to be refinanced is subordinated to the Notes,

(B) the new Debt does not have a Stated Maturity prior to the Stated Maturity of the Debt to be refinanced, and the Average Life of the new Debt is at least equal to the remaining Average Life of the Debt to be refinanced,

(C) in no event may Debt of the Issuer or any Guarantor be refinanced pursuant to this clause by means of any Debt of any Restricted Subsidiary that is not a Guarantor, and

(D) Debt Incurred pursuant to paragraphs (i), (ii), (v), (vi), (ix), (xi), (xii) and (xiii) of clause (b) may not be refinanced pursuant to this clause;

(v) Hedging Agreements of the Issuer or any Restricted Subsidiary entered into in the ordinary course of business of the Issuer and such Restricted Subsidiary and not for speculation;

(vi) Debt consisting of letters of credit, banker’s acceptances, performance bonds, appeal bonds, surety bonds, bid bonds, customs bonds and other similar bonds and reimbursement obligations Incurred by the Issuer or any Restricted Subsidiary in the ordinary course of business securing the performance of contractual, franchise or license obligations of the Issuer or any Restricted Subsidiary (in each case, other than for an obligation for borrowed money);

(vii) (i) Acquired Debt or (ii) Debt incurred in connection with an acquisition, provided that after giving effect to the Incurrence thereof, the Issuer could Incur at least US$1.00 of Debt under Section 4.07(a) or the Net Leverage Ratio of Issuer and its Restricted Subsidiaries is equal to or less than the Net Leverage Ratio immediately prior to the transaction in which the relevant Person merges with or into or becomes a Restricted Subsidiary;

(viii) Debt of the Issuer or any Restricted Subsidiary outstanding on the Issue Date (and, for purposes of paragraph (iv)(D), not otherwise constituting Permitted Debt);

(ix) Debt of Issuer or any Restricted Subsidiary, which may include Capital Leases, Incurred on or after the Issue Date no later than 180 days after the date of purchase or completion of construction, improvement, repair, maintenance, upgrade or replacement of property (real or personal) or equipment for the purpose of financing all or any part of the purchase price or cost thereof, provided that the principal amount of any Debt Incurred pursuant to this clause may not exceed (a) the greater of US$125.0 million (or the equivalent in other currencies) or 12.0% of Consolidated Tangible Assets less (b) the aggregate outstanding amount of Permitted Refinancing Debt Incurred to refinance Debt Incurred pursuant to this clause;

(x) Any LGI Debt provided that the principal amount of any Debt Incurred pursuant to this clause may not exceed the greater of (x) US$30.0 million or (y) 6.5% of Consolidated Tangible Assets;

(xi) Debt of the Issuer or any Guarantor consisting of Guarantees of Debt of the Issuer or any Guarantor Incurred under any other clause of this Section;

(xii) Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds or Debt in respect of netting services, automatic clearinghouse arrangements, overdraft protections and similar arrangements in connection with deposit accounts, in each case in the ordinary course of business; and

(xiii) Debt of the Issuer or any Restricted Subsidiary Incurred on or after the Issue Date not otherwise permitted in an aggregate principal amount at any time outstanding not to exceed the greater of US$125.00 million (or the equivalent in other currencies) or 12.0% of Consolidated Tangible Assets.

Limitation on Restricted Payments. Sections 4.08(a) and 4.08(b) of the Base Indenture is hereby replaced in its entirety with the following:

(a) The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly (the payments and other actions described in the following paragraphs being collectively “Restricted Payments”):

(i) declare or pay any dividend or make any distribution on its Equity Interests (other than dividends or distributions paid in Qualified Equity Interests) held by Persons other than the Issuer or any of the Restricted Subsidiaries;

(ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of Issuer held by Persons other than the Issuer or any of the Restricted Subsidiaries;

(iii) repay, redeem, repurchase, defease or otherwise acquire or retire for value, or make any payment on or with respect to, any Subordinated Debt except a payment of interest or principal at Stated Maturity; or

(iv) make any Investment other than a Permitted Investment; unless, at the time of, and after giving effect to, the proposed Restricted Payment:

(A) no Default has occurred and is continuing,

(B) Issuer could Incur at least US$1.00 of Debt under Section 4.07(a), and

(C) the aggregate amount expended for all Restricted Payments made on or after the Measurement Date would not, subject to clause (c), exceed the sum of:

(1) 50% of the aggregate amount of the Consolidated Net Income (or, if the Consolidated Net Income is a loss, minus 100% of the amount of the loss) accrued on a cumulative basis during the period, taken as one accounting period, beginning on January 1, 2019 and ending on the last day of Issuer’s most recently completed fiscal quarter for which internal financial statements are available, plus

(2) subject to clause (c), the aggregate net cash proceeds and the fair market value of property other than cash received by the Issuer (other than from a Subsidiary) after the Issue Date from:

(x)the issuance and sale of Qualified Equity Interests of the Issuer, including by way of issuance of its Disqualified Equity Interests or Debt to the extent since converted into Qualified Equity Interests of the Issuer, or

(y)any contribution to its common equity, plus

(3) an amount equal to the sum, for all Unrestricted Subsidiaries, of the following:

(x)the cash return, after the Issue Date, on Investments in an Unrestricted Subsidiary made after the Issue Date pursuant to this clause (a) as a result of any sale for cash, repayment, redemption, liquidating distribution or other cash realization (not included in Consolidated Net Income), plus

(y)the portion (proportionate to Issuer’s equity interest in such Unrestricted Subsidiary) of the fair market value of the assets less liabilities of an

Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary,

not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments made after the Issue Date by the Issuer and the Restricted Subsidiaries in such Unrestricted Subsidiary pursuant to this clause (a), plus

(4) the cash return, after the Issue Date, on any other Investment made after the Issue Date pursuant to this clause (a), as a result of any sale for cash, repayment, redemption, liquidating distribution or other cash realization (not included in Consolidated Net Income), not to exceed the amount of such Investment so made; plus

(5) the Starter Amount.

The amount expended in any Restricted Payment, if other than in cash, will be deemed to be the fair market value of the relevant non-cash assets, as determined in good faith by the Board of Directors of the Issuer, whose determination will be conclusive and evidenced by a Board Resolution.

(b) The foregoing will not prohibit:

(i) the payment of any dividend within 60 days after the date of declaration thereof if, at the date of declaration, such payment would comply with clause (a) above;

(ii) dividends or distributions by a Restricted Subsidiary payable, on a pro rata basis or on a basis more favorable to the Issuer, to all holders of any class of Capital Stock of such Restricted Subsidiary, a majority of which is held, directly or indirectly through Restricted Subsidiaries, by Issuer;

(iii) the repayment, redemption, repurchase, defeasance or other acquisition or retirement for value of Subordinated Debt with the proceeds of, or in exchange for, Permitted Refinancing Debt;

(iv) the purchase, redemption or other acquisition or retirement for value of Equity Interests of Issuer or any direct or indirect parent of Issuer in exchange for, or out of the proceeds of a substantially concurrent offering of, Qualified Equity Interests of Issuer or of a cash contribution to the common equity of Issuer;

(v) the repayment, redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Debt of Issuer in exchange for, or out of the proceeds of, a substantially concurrent offering of, Qualified Equity Interests of Issuer or of a cash contribution to the common equity of Issuer;

(vi) any Investment made in exchange for, or out of the net cash proceeds of, a substantially concurrent offering of Qualified Equity Interests of Issuer or of a cash contribution to the common equity of Issuer;

(vii) the repayment, redemption, repurchase, defeasance or other acquisition or retirement for value of any Subordinated Debt at a purchase price not greater than (x) 101% of the principal amount thereof in the event of a Change of Control pursuant to a provision no more favorable to the holders thereof than Section 4.13 or (y) 100% of the principal amount thereof in the event of an Asset Sale pursuant to a provision no more favorable to the Holders thereof than Section 4.14, provided that, in each case, prior to the repurchase the Issuer (or a Restricted Subsidiary on behalf thereof) has made an Offer to Purchase and repurchased all Notes issued under this Indenture that were validly tendered for payment in connection with the Offer to Purchase; or

(viii) Restricted Payments not otherwise permitted in an aggregate amount not to exceed US$35.0 million (or the equivalent in other currencies);

provided that, in the case of paragraphs (vi), (vii), and (viii), no Default has occurred and is continuing or would occur as a result thereof.

Future Guarantors. Section 4.11 of the Base Indenture is hereby replaced in its entirety with the following:

If, after the Issue Date, the Issuer or any of its Restricted Subsidiaries (a) acquires or creates any Wholly-Owned Subsidiary that is not an Excluded Subsidiary that (i) Guarantees any Debt of the Issuer or any Restricted Subsidiary in an aggregate amount in excess of US$100.0 million outstanding at any one time (unless such Debt is fully repaid within ten Business Days of its Incurrence) or (ii) Incurs Debt in excess of US$100.0 million outstanding at any one time (unless such Debt is fully repaid within ten Business Days of its Incurrence); or (b) the Issuer otherwise elects to have any Restricted Subsidiary become a Guarantor, then, in each such case, the Issuer shall cause such Restricted Subsidiary to:

(i) execute and deliver to the Trustee within 10 Business Days of such event a supplemental indenture in the form of Exhibit B to this Indenture, providing for the Guarantee of the payment of the notes, and

(ii) deliver to the Trustee an Officers’ Certificate and Opinion of Counsel stating that such supplemental indenture is authorized or permitted by this Indenture and further providing that such Guarantee (a) has been duly authorized, executed and delivered by such Restricted Subsidiary and (b) constitutes a valid and legally binding obligation of such Restricted Subsidiary that is enforceable in accordance with its terms.

Limitation on Asset Sales. Section 4.14 of the Base Indenture is hereby replaced in its entirety with the following:

(a) The Issuer will not, and will not permit any Restricted Subsidiary to, make any Asset Sale unless the following conditions are met:

(i) The Asset Sale is for at least fair market value, as determined in good faith by the Board of Directors of the Issuer.

(ii) At least 75% of the consideration consists of cash or Cash Equivalents received at closing or Additional Assets or any combination of the foregoing. For purposes of this paragraph (ii), except in connection with a disposition of Collateral, each of the following will be deemed to be cash:

(A) any liabilities of the Issuer or such Restricted Subsidiary (other than Subordinated Debt) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Issuer or such Restricted Subsidiary from further liability; and

(B) any liabilities of the Issuer or such Restricted Subsidiary (other than Subordinated Debt) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Issuer or such Restricted Subsidiary from further liability.

(iii) Within 360 days after the receipt of any Net Cash Proceeds from an Asset Sale, unless the Asset Sale was of Collateral, the Net Cash Proceeds may be used:

(A) to permanently repay secured Debt of the Issuer or a Guarantor or any Debt of a Restricted Subsidiary that is not a Guarantor (and in the case of a revolving credit, permanently reduce the commitment thereunder by such amount), in each case owing to a Person other than the Issuer or any Restricted Subsidiary, or

(B) to acquire all or substantially all of the assets of a Permitted Business, or a majority of the Voting Stock of another Person that thereupon becomes a Restricted Subsidiary engaged in a Permitted Business, or to make capital expenditures or otherwise acquire long-term assets that are to be used in a Permitted Business.

(iv) The Net Cash Proceeds of an Asset Sale not applied pursuant to paragraph (iii) within 360 days of the Asset Sale (including proceeds of any disposition of Collateral, which are not permitted to be applied pursuant to paragraph (iii)) constitute “Excess Proceeds.” Excess Proceeds of less than US$50.0 million (or the equivalent in other currencies) will be carried forward and accumulated. When accumulated Excess Proceeds equals or exceeds such amount, the Issuer must, within 30 days, make an Offer to Purchase Notes having a principal amount equal to:

(A) accumulated Excess Proceeds, multiplied by

(B) a fraction (x) the numerator of which is equal to the outstanding principal amount of the Notes and (y) the denominator of which is equal to the outstanding principal amount of the Notes and all pari passu Debt similarly required to be repaid, redeemed or tendered for in connection with the Asset Sale, rounded down to the nearest US$1,000. The purchase price for the Notes will be 100% of the principal amount plus accrued interest to the date of purchase. If the Offer to Purchase is for less than all of the outstanding Notes and Notes in an aggregate principal amount in excess of the purchase amount are tendered and not withdrawn pursuant to the Offer, the Issuer will purchase Notes having an aggregate principal amount equal to the purchase amount on a pro rata basis, with adjustments so that only Notes in multiples of US$1,000 principal amount will be purchased, provided that the principal amount of such tendering holder’s Note will not be less than US$200,000, provided, however, the Issuer may (but shall not be obligated to), also purchase any and all notes that are tendered and not withdrawn pursuant to the Offer to Purchase in excess of the above-referenced purchase amount. Upon completion of the Offer to Purchase, Excess Proceeds will be reset at zero, and any Excess Proceeds remaining after consummation of the Offer to Purchase may be used for any purpose not otherwise prohibited by this Indenture.

If at any time any non-cash consideration received by the Issuer or any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any non-cash consideration), the conversion or disposition will be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof will be applied in accordance with this Section within 360 days of conversion or disposition.

The Issuer will not be required to make an Offer to Purchase following an Asset Sale if a Restricted Subsidiary or a third party makes the Offer to Purchase in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to an Offer to Purchase following an Asset Sale made by the Issuer and if such Person purchases all Notes validly tendered and not withdrawn under such Offer to Purchase (which may be, for the avoidance of doubt, in an amount greater than the Excess Proceeds to the extent notes in an aggregate principal amount in excess of the purchase amount are tendered and not withdrawn pursuant to such Offer to Purchase).

Events of Default. Section 6.01 of the Base Indenture is hereby replaced in its entirety with the following:

An “Event of Default” occurs if:

(a) the Issuer defaults in the payment of the principal of any Note when the same becomes due and payable at maturity, upon acceleration or redemption, or otherwise (other than pursuant to an Offer to Purchase);

(b) the Issuer defaults in the payment of interest (including any Additional Amounts) on any Note when the same becomes due and payable, and the default continues for a period of 30 days;

(c) the Issuer fails to make an Offer to Purchase and thereafter accept and pay for Notes tendered when and as required pursuant to Section 4.13 or Section 4.14, or the Issuer or any Guarantor fails to comply with Article 5;

(d) the Issuer or a Significant Subsidiary defaults in the performance of or breaches any other covenant or agreement of the Issuer or a Restricted Subsidiary in this Indenture or under the Notes or the Pledge Agreements, and the default or breach continues for a period of 60 consecutive days after written notice to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of 25% or more in aggregate principal amount of the outstanding Notes;

(e) there occurs with respect to any Debt of the Issuer or any Restricted Subsidiary having an outstanding principal amount of US$40.0 million (or the equivalent in other currencies) or more in the aggregate for all such Debt of all such Persons (i) an Event of Default that results in such Debt being due and payable prior to its scheduled maturity or (ii) failure to make a principal payment when due and such defaulted payment is not made, waived or extended within the applicable grace period;

(f) one or more final judgments or orders for the payment of money are rendered against the Issuer or any Restricted Subsidiary and are not paid or discharged, and there is a period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed US$40.0 million (or the equivalent in other currencies) (in excess of amounts which Issuer’s insurance carriers have agreed to pay under applicable policies) during which a stay of enforcement, by reason of a pending appeal or otherwise, is not in effect;

(g) the Issuer or any Significant Subsidiary shall voluntarily file a petition for bankruptcy, reorganization, assignment for the benefit of creditors or similar proceeding or consent to the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities, or similar proceedings of, or relating to, the Issuer or such Significant Subsidiary or of, or relating to, all or substantially all of the assets of the Issuer or such Significant Subsidiary;

(h) any Note Guaranty ceases to be in full force and effect, other than in accordance the terms of this Indenture, or a Guarantor denies or disaffirms its obligations under its Note Guaranty, and such Default continues for 30 consecutive days; or

(i) (A) the Collateral Agent fails to have a perfected first-priority security interest in (i) any Collateral having a fair market value in excess of US$15.0 million or (ii) on or before the date that is 180 days after the Issue Date, the GeoPark Chile Share Collateral; (B) a determination is made in a judicial proceeding that the Pledge Agreements or any other agreement or instrument purporting to grant a security interest in the Collateral is unenforceable or invalid against the Issuer or a Restricted Subsidiary for any reason; or (C) the Issuer or a Restricted Subsidiary denies or disaffirms its obligations under the Pledge Agreements or any other agreement or instrument purporting to grant a security interest in the Collateral.

Miscellaneous

Governing Law. This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

Counterparts. This Supplemental Indenture may be signed in various counterparts which together will constitute one and the same instrument. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or electronic (i.e., “pdf” or “tif”) transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or electronic (i.e., “pdf” or “tif”) transmission shall be deemed to be their original signatures for all purposes.

Continued Effect. This Supplemental Indenture is an amendment supplemental to the Indenture and the Indenture and this Supplemental Indenture will henceforth be read together. Except as expressly supplemented and amended by this Supplemental Indenture, the Indenture shall continue in full force and effect in accordance with the provisions thereof, and the Indenture (as supplemented and amended by this Supplemental Indenture) is in all respects hereby ratified and confirmed. This Supplemental Indenture and all its provisions shall be deemed a part of the Indenture in the manner and to the extent herein and therein provided.

Responsibility of the Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity, adequacy or sufficiency of this Supplemental Indenture or for or in respect of the recitals and statements contained herein, all of which recitals and statements are made solely by the Issuer and not by the Trustee, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representation or warranty as to the validity or sufficiency of the information contained in the Consent Solicitation Statement, except such information which specifically pertains to the Trustee itself, or any information incorporated therein by reference

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

GEOPARK LIMITED, as Issuer
By:	/s/ Pedro Aylwin Chiorrini
Name: Pedro Aylwin Chiorrini
Title:Legal Representative

GEOPARK CHILE SpA, as Guarantor
By:	/s/ Pedro Aylwin Chiorrini
Name: Pedro Aylwin Chiorrini
Title:Legal Representative

GEOPARK COLOMBIA S.L.U., as Guarantor
By:	/s/ Pedro Aylwin Chiorrini
Name:Pedro Aylwin Chiorrini
Title:Legal Representative

THE BANK OF NEW YORK MELLON, as Trustee
By:	/s/ Leslie Morales
Name:Leslie Morales
Title: Vice President